FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida
Managing Executive Officer
General Manager of
Corporate Finance Division

Date: April 27, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2004
2.	Notice relating to Stock Options (Stock Acquisition Rights)

CONSOLIDATED FINANCIAL STATEMENTS

RESULTS FOR THE YEAR ENDED MARCH 31, 2004

KYOCERA CORPORATION

April 27, 2004 KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Fiscal Year Ended March 31, 2004

	(Yen in millions, except per share amounts and exchange rates)
	Years Ended March 31,		Increase or Decrease (%)
	2004	2003
Net sales	1,140,814	1,069,770	6.6
Profit from operations	108,962	83,388	30.7
Income before income taxes	115,040	76,037	51.3
Net income	68,086	41,165	65.4
Average exchange rates (Yen):
US$	113	122	—
Euro	133	121	—
Earnings per share (Yen):
Net Income
Basic	364.79	220.91	—
Diluted	364.78	220.86	—
Capital expenditures	54,937	40,614	35.3
Depreciation	60,861	64,988	(6.4)
R&D expenses	46,630	47,268	(1.3)
Total assets	1,794,758	1,635,014	—
Stockholders’ equity	1,153,746	1,003,500	—
Sales of products manufactured outside Japan to net sales (%)	33.8	32.5	—
Number of employees	57,870	49,420	—

Kyocera Corporation and its Consolidated Subsidiaries

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the consolidated results for the year : April 27, 2004

1. Results for the year ended March 31, 2004 :

(1) Consolidated results of operations :

	Years ended March 31,
	2004	2003
Net sales	¥1,140,814 million	¥1,069,770 million
% change from the previous year	6.6%	3.4%

Profit from operations	108,962 million	83,388 million
% change from the previous year	30.7%	61.7%

Income before income taxes	115,040 million	76,037 million
% change from the previous year	51.3%	37.3%

Net income	68,086 million	41,165 million
% change from the previous year	65.4%	28.8%

Earnings per share :
Basic	¥364.79	¥220.91
Diluted	364.78	220.86

Return on equity	6.3%	4.0%
Income before income taxes to total assets	6.7%	4.6%
Income before income taxes to net sales	10.1%	7.1%

Notes :

1. Equity in earnings of affiliates and unconsolidated subsidiaries :

Year ended March 31, 2004 :	¥2,575 million
Year ended March 31, 2003 :	¥3,092 million

2. Weighted average number of shares outstanding during the year :

Year ended March 31, 2004 :	186,642,680 shares
Year ended March 31, 2003 :	186,338,368 shares

3. Change in accounting policies :    None

(2) Consolidated financial position :

	March 31,
	2004	2003
Total assets	¥1,794,758 million	¥1,635,014 million
Stockholders’ equity	1,153,746 million	1,003,500 million
Stockholders’ equity to total assets	64.3%	61.4%
Stockholders’ equity per share	¥6,153.83	¥5,425.37

Note : Total number of shares outstanding as of :

March 31, 2004	187,484,253 shares
March 31, 2003	184,964,360 shares

(3) Consolidated cash flows :

	Years ended March 31,
	2004		2003
Cash flows from operating activities	¥62,575	million	¥160,754	million
Cash flows from investing activities	29,581	million	(58,512)	million
Cash flows from financing activities	(20,422)	million	(74,662)	million
Cash and cash equivalents at end of year	361,132	million	298,310	million

(4) Scope of consolidation and application of the equity method :

Number of consolidated subsidiaries : 159

Number of nonconsolidated subsidiaries accounted for by the equity method : 2

Number of affiliates accounted for by the equity method : 14

(5) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	22	2
Decrease	5	5

2. Forecast for the year ending March 31, 2005 :

Year ending March 31, 2005
Net sales	¥1,260,000 million
Income before income taxes	140,000 million
Net income	85,000 million

Note:

Forecast of earnings per share : ¥455.40

Net income per share amounts is computed based on Statement of Financial Accounting Standards (SFAS) No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the fiscal year ended March 31, 2004.

With regard to forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 17.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 161 subsidiaries and 14 affiliates.

(Chart of the group companies)

CUSTOMERS
Domestic
Fine Ceramics Group
KYOCERA SOLAR CORP.
KYOCERA SLC TECHNOLOGIES CORP.
Electronic Device Group
KYOCERA ELCO CORP.
KINSEKI, LTD.
KYOCERA DISPLAY INSTITUTE CO., LTD.
Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
KYOCERA OPTEC CO., LTD.
Others
<Finance and Leasing>
KYOCERA LEASING CO., LTD.
<Software Development and Sales>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation and Maintenance>
HOTEL KYOCERA CO., LTD.
HOTEL PRINCESS KYOTO CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CO., LTD.,
<Amusement>
TAITO CORP.
Products
Products/ Components
Products/ Components
Leasing
Software Renting
Office Renting
Components
KYOCERA CORPORATION
Renting Lands and Factories
Renting Offices and Factories
Products
Products/ Components
Products
Products
Overseas
Fine Ceramics Group
KYOCERA AMERICA, INC.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
KYOCERA FINECERAMICS GmbH
Electronic Device Group
AVX CORP.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
P.T. KYOCERA INDONESIA
KYOCERA ELCO KOREA CO., LTD.
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA TELECOMMUNICATIONS RESEARCH CORP.
KYOCERA MITA AMERICA, INC.
KYOCERA MITA INDUSTRIAL CO., (H.K.) LTD.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA MITA DEUTSCHLAND GmbH
KYOCERA OPTICS, INC.
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
YASHICA HONG KONG CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
YASHICA KYOCERA GmbH
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

Note: Others include affiliates that are accounted for by the equity method.

Management Policies

1. Management Goal and Strategies

•	Kyocera Corporation and its subsidiaries (Kyocera) strive to be a “creative company that continues to grow in 21st century.” To achieve this goal, Kyocera promotes “high-value-added” diversification in three high growth potential areas—telecommunications and information processing, environmental protection, and quality of life—in accordance with the following criteria and management system.

1)	Criteria

“Valuable business” is defined as a business with pre-tax profit ratio of 15% or more. Whether or not to remain in a field is based on a judgment of the existence of an evident need in the relevant markets and the possibility of serving that market need from the current or future attainable technologies.

2)	Management System

Kyocera’s unique management system allows it to make accurate and swift assessments of individual business conditions to facilitate timely decision-making and maximize synergies among businesses.

•	By promoting the development of business diversification, Kyocera aims to drive stable and continuous corporate growth in a rapidly changing business environment.

•	The most important management resource for successful business diversification is technological prowess. Based on this conviction, Kyocera strives to expand and diversify applications through advancement and specialization of its technical expertise, thereby promptly responding to the variety of market needs brought about by rapid changes in society. Kyocera also views sales competency and brand awareness as vital management resources for business expansion, and constantly work to strengthen these elements.

•	Kyocera will demarcate areas for either expansion or reorganization and aggressively invest management resources in valuable or promising businesses.

•	Kyocera will maintain a sound financial position to enable to pursue new business and market creation.

2. Specific Policies

<Efficient Resource Management>

•	Kyocera will select and concentrate management resources in valuable or promising businesses. With the objective of outstripping the competition and becoming leader in each business area, Kyocera will create new markets and technologies through the integration of Group resources, including technical and sales competencies, while utilizing external management resources when it’s necessary.

•	Authorization of decision-making on planning, execution and control of the business will be delegated to each Corporate Business Division and Business Division to act as an independent company, in order to speed up management decision-making processes and realize growth in all business segments.

•	A prime emphasis is placed on cash flows, and in particular, boosting returns on invested capital, implementing thorough inventory control and shortening lead-times.

<Emphasizing Consolidated Group Results>

•	Kyocera will increase its profitability of each operating segment on a consolidated basis by strengthening ties between each Corporate Business Division and Business Division and Kyocera Group subsidiaries and affiliates to maximize synergies.

•	Kyocera will employ a global strategy in each business and optimize R&D, production and sales structures.

<Focusing on Stockholder Value>

•	In order to increase stockholder value (market capitalization), Kyocera seeks to generate a higher return on investment to maximize future profits and cash flows.

•	A stock option plan will be extended to senior managers within Kyocera to further increase value by ensuring their interests in agreement with stockholders and investors.

3. Basic Policy on Profit Distribution

•	Since its public offering, Kyocera has endeavored to increase dividends per share in line with improvements in performance. Kyocera has also boosted share dividends by actively applying free-share distributions and stock splits. In the coming years, Kyocera will work to further improve earnings per share and cash flow, and on the basis of the results, will share its success in the form of dividends in accordance with holistic judgments.

•	Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders. In order to be a “creative company that continues to grow in the 21st century,” Kyocera will strive at the same time to be a market leader in the three strategic areas of telecommunications and information processing, environmental protection and quality of life. Accordingly, Kyocera aims to cultivate new businesses, markets and to develop technologies, acquiring external management resources when necessary to achieve this objective. Kyocera will also enhance technological prowess and marketing force in each of the businesses Kyocera is in, and select an optimal structure for each by leveraging Group resources, to build up a “winning” competitive structure, without limiting ourselves to any single formula. Kyocera will prioritize a healthy and stable financial position and retain a high level of internal reserves to facilitate the execution of this management strategy.

4. Policy Encouraging Individual Share Ownership

•	In February 1997, to make share transactions easier for individuals, Kyocera Corporation revised the number of shares in a minimum trading unit, reducing it from 1,000 to 100 shares. These efforts have proven highly rewarding, as the number of stockholders in Kyocera Corporation at March 31, 2004 jumped nearly 4.7 fold, from the approximately 18,500 recorded at the time of implementation to 86,493. Kyocera Corporation has not yet formulated any other plans to reduce the size of trading units.

5. Corporate Governance Guidelines and Policy Implementation

<Basic Guidelines concerning Corporate Governance>

•	Kyocera believes in the importance of a corporate governance system to maintain a high level of management soundness, transparency and efficiency, thereby maximizing corporate value for all of Kyocera’s stakeholders, including the stockholders.

•	Kyocera’s management structure, including its internal control system, was created based on a corporate culture that has been fostered by the “Kyocera Corporate Philosophy,” (“Philosophy”) which has been at the core of Kyocera since its foundation. This philosophy emphasizes the essential nature of management soundness, transparency and efficiency. Stemming from this inherent principle, corporate governance is viewed as one of Kyocera’s most important management issues.

•	Accordingly, Kyocera is striving to implement a number of fundamental policies with the objective of reinforcing corporate governance as a key management concept.

<Corporate Governance Policy Implementation>

•	The Kyocera Management Research Institute was established in order that the principles and values contained in the “Philosophy” are shared and further understood among Kyocera worldwide. The “Philosophy” education programs for the managers and executives take place in the training center in the Institute constantly and on a large scale.

•	The accounting system employed at Kyocera, including the internal managerial accounting, embodies the “Philosophy” and acts as a sturdy support pillar for management soundness, transparency and efficiency. To further disseminate understanding and facilitate practical application, the “Kyocera Corporate Philosophy” and “Kyocera Accountancy” pocketbooks were published and distributed to all employees and so on.

•	In addition to the adoption of a corporate auditor system, Kyocera implemented an executive officer system, in which the functions of business execution and supervision of management have been separated to further raise management efficiency.

•	To ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department. Rooted in the “Philosophy”, the “Kyocera Employee Action Guidelines” were formulated as a practical guide to daily operations for all personnel, with specific items related to respecting human rights, compliance with laws and social responsibility.

•	Kyocera also set up an independent internal body, the Kyocera Disclosure Committee, to promote the timely and fair disclosure of information and enhance management accountability. The committee conducts regular checks and assessments regarding items and contents for disclosure.

<Corporate Governance Policy Implementation during the Year Ended March 31, 2004>

•	In April 2003, Kyocera established the “Counseling Room for Employees” to offer counsel on breaches or possible breaches of the “Kyocera Employee Action Guidelines.”

•	In line with the executive officer system, which was brought into effect in June 2003, the Board of Directors, as of March 31, 2004, consisted of 13 people, including eight members from Kyocera Group management who are not responsible for business execution of Kyocera Corporation. Of the five corporate auditors, two are appointed externally.

•	During the fiscal year ended March 31, 2004, Kyocera held 12 Board of Directors’ meetings to decide on all important issues related to legal matters and management, and to monitor the progress of business execution.

[Initiatives for Corporate Governance]

•	The above-mentioned initiatives for reinforcement of corporate governance are illustrated in the following page.

Business Results and Financial Condition

1. Business Results for the Year Ended March 31, 2004

<Economic Situation and Business Environment>

•	Although personal consumption remained low, the Japanese economy during the fiscal year ended March 31, 2004 (fiscal 2004) showed signs of a mild recovery, driven by such factors as expanded capital expenditures in the private sector, increased exports and an improvement in corporate earnings. The U.S. economy registered steady growth, led mainly by a rise in personal consumption and capital expenditures, while in Europe, despite initial sluggishness, the economy began to manifest signs of recovery in the second half of fiscal 2004. Notwithstanding a temporary production slowdown caused by Severe Acute Respiratory Syndrome (“SARS”) at the beginning of fiscal 2004, Asian economy continued to progress strongly after SARS had been brought under control, particularly on the back of solid growth in the Chinese economy.

•	In the electronics industry, digital home appliance market and the computer-related equipment market, notably in the area of notebook PCs expanded. The mobile handset market advanced steadily from the summer of 2003, as rising popularity for models equipped with color LCD displays and built-in cameras propelled increased demand for new products and replacements.

<Results for fiscal 2004 (Consolidated)>

	(Yen in millions)
	Years Ended March 31,		% Change
	2004	2003
Net sales	1,140,814	1,069,770	6.6
Profit from operations	108,962	83,388	30.7
Income before income taxes	115,040	76,037	51.3
Net income	68,086	41,165	65.4
Diluted earnings per share (yen)	364.78	220.86	—
US$ average exchange rate (yen)	113	122	—
Euro average exchange rate (yen)	133	121	—

[Sales]

•	Consolidated net sales for fiscal 2004 increased by 6.6% to ¥1,140,814 million compared with fiscal 2003, as a result of increased sales in Fine Ceramics Group, Electronic Device Group and Others, due to a recovery in demand in the electronics industry. Sales of Kyocera Chemical Corporation (Kyocera Chemical) were included in Kyocera’s consolidated net sales from the start of the fiscal year, as were sales of Kinseki, Ltd. (Kinseki) for the eight month period from August 2003 and sales of Kyocera SLC Technologies Corporation (Kyocera SLC Technologies) for the seven month period from September 2003.

[Profits]

•	Profit from operations increased by 30.7% to ¥108,962 million compared with fiscal 2003, due mainly to the strong performance in information equipment, particularly digital multi-functional peripherals, and Fine Ceramics Group.

•	In the second quarter of fiscal 2004 (July to September 2003), AVX Corporation (AVX), a U.S. subsidiary, recorded a one-time loss of US$88 million (approximately ¥10.4 billion) related to the write-down of its current inventories of Tantalum material and purchase commitments based on long-term contracts. Gain in the amount of ¥18.9 billion was recorded in the fourth quarter of fiscal 2004 (January to March 2004) due to the settlement for a substitutional portion of employee benefit obligation.

•	As a result, income before income taxes stood at ¥115,040 million, up 51.3% compared with fiscal 2003, while net income increased by 65.4% to ¥68,086 million, due partially to the absence of ¥2.3 billion from the cumulative effect of a change in accounting principle, which was recorded in fiscal 2003.

[Effect of Exchange Rate Fluctuations]

•	The yen appreciated 9 yen against the U.S. dollar and depreciated 12 yen against Euro compared with the average exchange rates in fiscal 2003, respectively. In terms of sales, the effects of the rising yen against the dollar outweighed the positive impact of the weak yen against Euro. Accordingly, net sales after translation into yen were pushed down by approximately ¥42.7 billion compared with fiscal 2003. Also, income before income taxes after translation into yen was pushed down by approximately ¥3.9 billion compared with fiscal 2003.

[Items to be Reported]

•	On December 22, 2003, U.S. time, an agreement was reached for settlement of all the disputes between Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company in the U.S. on the one hand and ourselves on the other. Pursuant to this settlement, Kyocera has paid US$331.5 million (approximately ¥35.5 billion.) This expense for settlement has been charged off from accrued litigation expenses. The excess accrual of approximately ¥2.3 billion has been recorded as a reversal of cost of sales.

<Operating Segments (Consolidated)>

	(Yen in millions)
	Years Ended March 31,		% Change
	2004	2003
Net sales	1,140,814	1,069,770	6.6
Fine Ceramics Group	255,805	238,867	7.1
Electronic Device Group	256,906	227,962	12.7
Equipment Group	545,811	529,784	3.0
Others	100,505	85,084	18.1
Adjustments and eliminations	(18,213)	(11,927)	—
Operating profit	77,126	78,045	(1.2)
Fine Ceramics Group	31,139	18,797	65.7
Electronic Device Group	5,047	11,816	(57.3)
Equipment Group	31,257	40,020	(21.9)
Others	9,683	7,412	30.6

Commencing in the third quarter of fiscal 2004 (October to December 2003), net sales and operating profit of Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, we have reclassified previously published net sales and operating profit of operating segment for fiscal 2003.

[Fine Ceramics Group]

•	Sales in this segment increased by 7.1% compared with fiscal 2003. Demand was brisk for fine ceramic parts, notably LCD fabrication equipment and sapphire substrates for projectors and LEDs, and sales grew significantly for consumer-related products, such as solar energy products and cutting tools. Sales of semiconductor parts rose compared with fiscal 2003 on account of increased demand for mobile handsets and digital cameras, which drove higher sales of SMD packages, ceramic module substrates for mobile handsets and image sensing device packages. Sales of organic packages and substrates for computers also increased considerably.

•	Operating Profit in this segment significantly increased by 65.7% compared with fiscal 2003, as a result of a recovery in the electronics market, the positive impact of cost reductions and a substantial rise in the profitability of semiconductor parts and consumer-related products.

[Electronic Device Group]

•	Production in Asia declined at the beginning of fiscal 2004, due mainly to SARS, which caused a drop in demand for components. Once the disease had been brought under control, however, demand for components, especially for mobile handsets, recovered rapidly. In particular, sales of capacitors, connectors and LCD displays grew appreciably owing to greater demand for mobile handsets, especially with color displays. Furthermore, sales of Kinseki were added to the total sales in this segment from August 2003. Consequently, sales in this segment increased by 12.7% compared with fiscal 2003.

•	Due to the efforts to promote group synergies in the field of development, manufacturing and marketing and to reorganize management system, sales and profit of capacitors and timing devices improved in the second half of fiscal 2004. However, the aforementioned one-time loss related to the write-down of Tantalum materials as well as restructuring costs at AVX resulted in a decline of 57.3% in operating profit compared with fiscal 2003.

[Equipment Group]

•	The mobile handset business in North America experienced strong sales on account of the release of new models during the Christmas season and expansion of customer base, generating a significant increase in sales. In the domestic market, Kyocera introduced, in the second half of fiscal 2004, new models equipped with an electronic compass that support KDDI’s navigation system, Ez Navi Walk, as well as models that support the third generation (3G) mobile service, WIN. Despite these efforts, sales fell short of the high level registered in fiscal 2003. Profit from operations in this segment declined as increasing development costs for mobile handset in Japan and price erosion of mobile handsets and PHS-related products in China offset the improvement in profitability at the U.S. subsidiary.

•	In optical instruments, the sales drop of still cameras forced sales down strikingly. Digital cameras, however, enjoyed a large increase in sales, especially in Japan, due mainly to the release of 12 new products, notably a series equipped with R-TUNE, an image processing chip that vastly improves the continuous shot function. A decrease in sales coupled with development costs for new digital cameras caused profits to drop here.

•	New product introductions basing upon the “Ecosys Concept”, such as color copiers, printers and multi-functioned peripherals (MFPs), and also from very favorable market response to enhanced product reliability brought increase of large orders of printers and better performance in printer sales by copier dealers. These made the sales of information equipment rose. A change in product lineup to increase the portion of high-value-added items and cost reduction efforts by standardization of engines between the printers and the MFPs and by expanded production in China, resulted in an increase in operating profits.

[Others]

•	Kyocera Chemical contributed to sales and profits from the beginning of the fiscal year, while Kyocera Communication Systems Co., Ltd. (KCCS) and Kyocera Leasing Co., Ltd. posted major sales and profit gains. These resulted in increases in net sales and operating profit in this segment by 18.1% and 30.6%, respectively, compared to fiscal 2003.

<Orders and Production (Consolidated)>

	(Yen in millions)
	Years Ended March 31,		% Change
	2004	2003
Orders	1,183,388	1,093,554	8.2
Fine Ceramics Group	264,439	238,419	10.9
Electronic Device Group	267,444	236,883	12.9
Equipment Group	565,929	538,967	5.0
Others	104,052	93,103	11.8
Adjustments and eliminations	(18,476)	(13,818)	—
Production	1,140,987	1,032,097	10.6
Fine Ceramics Group	256,703	231,358	11.0
Electronic Device Group	254,932	223,976	13.8
Equipment Group	558,941	521,910	7.1
Others	70,411	54,853	28.4

<Geographic Segments>

	(Yen in millions)
	Years Ended March 31,		% Change
	2004	2003
Sales	1,140,814	1,069,770	6.6
Japan	456,807	423,190	7.9
USA	251,326	264,755	(5.1)
Asia	194,302	178,384	8.9
Europe	156,929	144,293	8.8
Others	81,450	59,148	37.7

<Japan>

•	Sales of consumer-related products, such as solar generating systems, and sales in “Others”, including those of KCCS, achieved growth. Sales of Kinseki and Kyocera SLC Technologies were included, which were newly consolidated during fiscal 2004.

<United States>

•	Sales declined due to negative impact from the yen’s appreciation against the U.S. dollar and to the decreased sales of electronic device.

<Asia (excluding Japan)>

•	Higher demand for electronic device for mobile handsets and PC-related equipment brought increase of the overall sales.

<Europe>

•	Sales of consumer-related products, including modules for solar energy products, and information equipment grew.

2. Financial Position

<Cash Flows (Consolidated)>

•	Cash and cash equivalents at the end of fiscal 2004 increased by ¥62,822 million to ¥361,132 million compared with the end of fiscal 2003.

	(Yen in millions)
	Years Ended March 31,
	2004	2003	Change
Cash flows from operating activities	62,575	160,754	(98,179)
Cash flows from investing activities	29,581	(58,512)	88,093
Cash flows from financing activities	(20,422)	(74,662)	54,240
Effect of exchange rate changes on cash and cash equivalents	(8,912)	(10,169)	1,257
Net increase in cash and cash equivalents	62,822	17,411	45,411
Cash and cash equivalents at beginning of year	298,310	280,899	17,411
Cash and cash equivalents at end of year	361,132	298,310	62,822

[Cash Flows from Operating Activities]

•	Net cash provided by operating activities in fiscal 2004 decreased by ¥98,179 million to ¥62,575 million from fiscal 2003 of ¥160,754 million. This was due mainly to increases in receivables and inventories, and in addition, settlement regarding LaPine Case of ¥35,454 million, although net income increased by ¥26,921 million to ¥68,086 million compared with fiscal 2003.

[Cash Flows from Investing Activities]

•	Net cash provided by investing activities in fiscal 2004 increased by ¥88,093 million to ¥29,581 million from net cash used in fiscal 2003 of ¥58,512 million. This was due to an increase in proceeds from sales and maturities of securities, and in addition, withdrawal of restricted cash.

[Cash Flows from Financing Activities]

•	Net cash used in financing activities in fiscal 2004 decreased by ¥54,240 million to ¥20,422 million from fiscal 2003 of ¥74,662 million. This was due mainly to a decrease in purchase of treasury stock.

<Cash Flows Indexes (Consolidated)>

•	The ratio of market capitalization to total assets for in fiscal 2004 improved compared with fiscal 2003.

•	Other indices below have been stable for these five years and Kyocera maintains a desirable financial and cash position.

	Years Ended March 31,
	2004	2003	2002	2001	2000
Stockholders’ equity to total assets	64.3%	61.4%	63.2%	59.2%	65.6%
Market capitalization to total assets	91.3%	66.5%	101.2%	124.6%	266.6%
Interest bearing debts per operating cash flows (years)	3.2	1.2	1.5	1.5	1.2
Operating cash flows per interest paid (ratio)	20.6	49.8	26.6	37.3	34.7

All indexes are computed on a consolidated basis.

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

<Capital Expenditures and Depreciation (Consolidated)>

	(Yen in millions)
	Years Ended March 31,		% Change
	2004	2003
Capital expenditures	54,937	40,614	35.3
(% to net sales)	4.8%	3.8%	—
Depreciation expenses	60,861	64,988	(6.4)
(% to net sales)	5.3%	6.1%	—

•	Capital expenditures for fiscal 2004 were mainly focused on the streamlining of production processes to improve productivity. In Fine Ceramics Group, investments were made to expand the production capacity of solar generating systems. And in Electronic Device Group, investments for new facilities to start Micro-device business were made.

<Results for fiscal 2004 (Non-Consolidated)>

	(Yen in millions)
	Years Ended March 31,		% Change
	2004	2003
Net sales	494,035	482,834	2.3
Profit from operations	41,222	42,407	(2.8)
Recurring profit	61,788	54,685	13.0
Net income	60,663	27,923	117.2

<Cash Dividends for the Year>

•	With regard to the year-end dividends, it will be decided at the 50th General Meeting of Shareholders, scheduled for June 25, 2004, that a cash distribution shall be made at the rate of 30 yen per share based on the premise of providing stable payments to stockholders. Accordingly, total dividends for the year, including the interim dividend of the same amount already paid, amounted to 60 yen per share, on par with fiscal 2003.

Basic Outlook and Future Management and Business Strategies

1. Economic Situation and Business Environment for the Year Ending March 31, 2005

•	The overall global economy is expected to continue recovering in the year ending March 31, 2005 (fiscal 2005), despite the unstable geopolitical situation caused by factors such as problems in post-war Iraq. Resurgence in the U.S. economy is forecast to drive moderate revitalization in Europe and Japan, while persistent growth is projected for the Asian economy, particularly China.

•	In the telecommunications and information processing market, a key area for Kyocera, rising popularity of advanced handsets featuring color LCDs and built-in cameras combined with further permeation in the Chinese market is expected to propel demand for mobile phones. In addition, stable growth is predicted to continue in PC-related markets.

2. Forecasts for Fiscal 2005 (Consolidated)

(Yen in millions, except per share amounts and exchange rate)
	March 31, 2005 (Forecast)	% Change
Net sales	1,260,000	10.4
Profit from operations	135,000	23.9
Income before income taxes	140,000	21.7
Net income	85,000	24.8
Diluted earnings per share	455.40	—
Average US$ exchange rate	100	—
Average Euro exchange rate	123	—

3. Outlook and Future Business Strategies by Operating Segment (Consolidated)

	(Yen in millions)
	March 31, 2005 (Forecast)	% Change
Net sales	1,260,000	10.4
Fine Ceramics Group	288,000	12.6
Electronic Device Group	274,000	6.7
Equipment Group	610,000	11.8
Others	110,000	9.4
Adjustments and eliminations	(22,000)	—
Profit from operations	133,900	73.6
Fine Ceramics Group	39,500	26.9
Electronic Device Group	39,400	680.7
Equipment Group	42,000	34.4
Others	13,000	34.3

<Fine Ceramics Group>

•	Kyocera intends to continue expanding sales of image sensing device packages in response to the growing market for camera-equipped mobile handsets, as well as of organic packages and multilayer substrates for computer-related equipment and digital consumer equipment.

•	Kyocera is expecting an increase in sales of fine ceramic parts for semiconductors and LCD fabrication equipment, and sapphire substrates.

•	In solar system business, Kyocera will promote the creation of a global production system with heightened capacity and strive for business expansion to meet escalating worldwide demand.

<Electronic Device Group>

•	With the integration of its crystal related products business between Kyocera Kinseki Corporation (previously Kinseki, Limited and renamed effective April 1, 2004) and Kyocera Corporation, Kyocera intends to increase sale by improving customer services including one stop supplying of Group crystal related products. Kyocera also aims to boost sales of high-capacitance ceramic capacitors for network servers and miniature timing devices for digital home appliances and to strive to develop next-generation telecommunications terminals and high-frequency modules for the automotive market in order to increase its share. In thin-film device business, Kyocera seeks to increase sales of color LCDs for industrial equipment, and for mobile handsets, and sales of thermal printheads for the digital printing market.

<Equipment Group>

•	Kyocera aims to further strengthen development in its telecommunications equipment business by leveraging close ties between the R&D Center in Yokohama and Kyocera Telecommunications Research Corporation in the United States and also aims to meet diverse needs for telecommunication technologies by promoting not only basic research but also research for the application technology in mobile phone, such as EV-DO, and PHS technology, such as high-speed data communications systems.

•	Kyocera will work to expand sales of information equipment business as a result of securing and promoting the favorable market reliability by launching color and monochrome printers with high endurance, basing upon the “Ecosys Concept” Kyocera will also standardize engines and components for printers and multi-functional peripherals to reduce production costs and bolster competitiveness in the market.

•	To increase sales and raise profitability in the optical instrument business, Kyocera will focus on expanding its lineup of digital cameras, especially promoting the high-speed continuous shot function. Kyocera also aims to increase orders for digital camera modules for mobile handsets.

<Others>

•	Kyocera Chemical will strive to boost sales of eco-friendly materials, strengthen development of functional and sheet materials, and maximize synergies with Kyocera group companies.

•	KCCS will expand its communications service businesses for mobile phones, based on its data center, with the objective of advancing the realization of e-business.

4. Forecasts for Fiscal 2005 (Non-Consolidated)

	(Yen in millions)
	March 31, 2005 (Forecast)	% Change
Net sales	562,000	13.8
Profit from operations	50,000	21.3
Recurring profit	76,000	23.0
Net income	48,000	(20.9)

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥361,132		¥298,310		¥62,822
Restricted cash	—		56,368		(56,368)
Short-term investments	3,855		14,651		(10,796)
Trade notes receivable	33,801		35,446		(1,645)
Trade accounts receivable	207,583		179,750		27,833
Short-term finance receivables	70,553		31,254		39,299
Less allowances for doubtful accounts and sales returns	(8,468)		(7,703)		(765)
Inventories	197,194		183,156		14,038
Deferred income taxes	34,957		52,136		(17,179)
Other current assets	33,089		19,054		14,035

Total current assets	933,696	52.0	862,422	52.7	71,274

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	24,054		24,398		(344)
Securities and other investments	430,096		308,137		121,959

Total investments and advances	454,150	25.3	332,535	20.3	121,615

Long-term finance receivables	88,512	5.0	125,728	7.7	(37,216)

Property, plant and equipment, at cost :
Land	54,867		53,973		894
Buildings	217,216		203,387		13,829
Machinery and equipment	622,721		587,076		35,645
Construction in progress	10,384		5,483		4,901
Less accumulated depreciation	(650,668)		(600,414)		(50,254)

	254,520	14.2	249,505	15.3	5,015

Goodwill	25,254	1.4	25,703	1.6	(449)
Intangible assets	16,645	0.9	15,068	0.9	1,577
Other assets	21,981	1.2	24,053	1.5	(2,072)

Total non-current assets	861,062	48.0	772,592	47.3	88,470

	¥1,794,758	100.0	¥1,635,014	100.0	¥159,744

Note 1:	Restricted cash represents the amount of the time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with the litigation against LaPine. Kyocera Corporation withdrew all restricted cash because Kyocera Corporation reached agreement to settle all claims in pending litigation on December 22, 2003 (U.S. time).

	Yen in millions
	March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥84,815		¥107,886		¥(23,071)
Current portion of long-term debt	44,522		30,198		14,324
Trade notes and accounts payable	110,759		98,105		12,654
Other notes and accounts payable	38,115		28,428		9,687
Accrued payroll and bonus	34,161		33,059		1,102
Accrued income taxes	19,054		28,060		(9,006)
Accrued litigation expenses	—		41,862		(41,862)
Other accrued expenses	28,665		23,387		5,278
Other current liabilities	16,548		14,589		1,959

Total current liabilities	376,639	21.0	405,574	24.8	(28,935)

Non-current liabilities :
Long-term debt	70,608		60,736		9,872
Accrued pension and severance costs	38,620		74,906		(36,286)
Deferred income taxes	95,498		22,879		72,619
Other non-current liabilities	6,409		5,859		550

Total non-current liabilities	211,135	11.7	164,380	10.0	46,755

Total liabilities	587,774	32.7	569,954	34.8	17,820

Minority interests in subsidiaries	53,238	3.0	61,560	3.8	(8,322)

Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,091		167,675		(5,584)
Retained earnings	885,262		828,350		56,912
Accumulated other comprehensive income	22,046		(56,194)		78,240
Treasury stock, at cost	(31,356)		(52,034)		20,678

Total stockholders’ equity	1,153,746	64.3	1,003,500	61.4	150,246

	¥1,794,758	100.0	¥1,635,014	100.0	¥159,744

Note 2: Accumulated other comprehensive income is as follows:

	Yen in millions
	March 31,
	2004	2003
Net unrealized gain (loss ) on securities	¥59,241	¥(29,955)
Net unrealized losses on derivative financial instruments	¥(48)	¥(331)
Minimum pension liability adjustments	¥(1,477)	¥(10,931)
Foreign currency translation adjustments	¥(35,670)	¥(14,977)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions, except per share amounts
	Years ended March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%	Amount	%
Net sales	¥1,140,814	100.0	¥1,069,770	100.0	¥71,044	6.6
Cost of sales	860,224	75.4	796,258	74.4	63,966	8.0

Gross profit	280,590	24.6	273,512	25.6	7,078	2.6
Selling, general and administrative expenses	171,628	15.0	190,124	17.8	(18,496)	(9.7)

Profit from operations	108,962	9.6	83,388	7.8	25,574	30.7

Other income or expenses :
Interest and dividend income	4,883	0.4	5,194	0.5	(311)	(6.0)
Interest expense	(1,286)	(0.1)	(1,432)	(0.1)	146	—
Foreign currency transaction losses	(1,546)	(0.1)	(5,405)	(0.5)	3,859	—
Equity in earnings of affiliates and unconsolidated subsidiaries	2,575	0.2	3,092	0.3	(517)	(16.7)
Loss on devaluation of investment in an affiliate	—	—	(5,159)	(0.5)	5,159	—
Losses on devaluation of investment securities	(1,030)	(0.1)	(2,883)	(0.3)	1,853	—
Other, net	2,482	0.2	(758)	(0.1)	3,240	—

Total other income or expenses	6,078	0.5	(7,351)	(0.7)	13,429	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	115,040	10.1	76,037	7.1	39,003	51.3
Income taxes	50,310	4.4	32,780	3.1	17,530	53.5

Income before minority interests and cumulative effect of change in accounting principle	64,730	5.7	43,257	4.0	21,473	49.6
Minority interests	3,356	0.3	164	0.1	3,192	—

Income before cumulative effect of change in accounting principle :	68,086	6.0	43,421	4.1	24,665	56.8
Cumulative effect of change in accounting principle, net of taxes.	—	—	(2,256)	(0.3)	2,256	—

Net income	¥68,086	6.0	¥41,165	3.8	¥26,921	65.4

Earnings per share :
Income before cumulative effect of change in accounting principle :
Basic	¥364.79		¥233.02
Diluted	¥364.78		¥232.97
Net income :
Basic	¥364.79		¥220.91
Diluted	¥364.78		¥220.86
Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	186,643		186,338
Diluted	186,649		186,382

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for years ended March 31, 2004 and 2003 was an increase of 146,326 million yen and 7,721 million yen, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.
3.	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.” Upon the adoption of the standard, Kyocera recognized cumulative effects of these changes in accounting principle, net of tax amounted to 2,256 million yen for years ended March 31, 2003.
4.	Kyocera and its certain domestic subsidiary recognized settlement gain amounted to 18,917 million yen as a completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. This gain was recognized in accordance with the Emerging Issues Task Force Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” and was included in profit from operations for the year ended March 31, 2004.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	(Yen in millions and shares in thousands)
(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2002 (189,042)	¥115,703	¥158,228	¥798,407	¥(22,750)	¥(10,110)

Net income for the year			41,165			¥41,165
Other comprehensive income				(33,444)		(33,444)

Total comprehensive income for the year						¥7,721

Stock issuance for acquisition of a subsidiary (991)		9,381
Cash dividends			(11,222)
Purchase of treasury stock (5,080)					(42,015)
Reissuance of treasury stock (11)		0			91
Stock option plan of a subsidiary		66

Balance, March 31, 2003 (184,964)	115,703	167,675	828,350	(56,194)	(52,034)

Net income for the year			68,086			¥68,086
Other comprehensive income				78,240		78,240

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Exchange of stock for acquisition of an affiliate (2,529)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	¥115,703	¥162,091	¥885,262	¥22,046	¥(31,356)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Years ended March 31,
	2004	2003
Cash flows from operating activities :
Net income	¥68,086	¥41,165
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	70,260	75,320
Losses on inventories	11,228	6,966
Loss on devaluation of investment in an affiliate	—	5,159
Cumulative effect of change in accounting principle	—	2,256
Foreign currency adjustments	1,294	5,139
Increase in receivables	(34,704)	(948)
(Increase) decrease in inventories	(32,966)	11,067
(Increase) decrease in other current assets	(4,402)	1,128
Increase in notes and accounts payable	20,701	13,247
Settlement regarding LaPine Case	(35,454)	—
Other, net	(1,468)	255

Net cash provided by operating activities	62,575	160,754

Cash flows from investing activities :
Payments for purchases of securities	(37,981)	(52,244)
Payments for purchases of investments and advances	(7,917)	(1,035)
Sales and maturities of securities	77,487	34,350
Proceeds from sales of investment in an affiliate	5,004	—
Payments for purchases of property, plant and equipment, and intangible assets	(58,869)	(47,101)
Proceeds from sales of property, plant and equipment, and intangible assets	2,720	3,122
Acquisitions of businesses, net of cash acquired	(2,271)	4,058
Deposit of restricted cash	(1,994)	(1,477)
Withdrawal of restricted cash	52,983	—
Other, net	419	1,815

Net cash provided by (used in) investing activities	29,581	(58,512)

Cash flows from financing activities :
Decrease in short-term debt	(23,823)	(3,475)
Proceeds from issuance of long-term debt	48,975	1,568
Payments of long-term debt	(33,152)	(19,152)
Dividends paid	(12,372)	(12,382)
Net purchases of treasury stock	(33)	(42,010)
Other, net	(17)	789

Net cash used in financing activities	(20,422)	(74,662)

Effect of exchange rate changes on cash and cash equivalents	(8,912)	(10,169)

Net increase in cash and cash equivalents	62,822	17,411
Cash and cash equivalents at beginning of year	298,310	280,899

Cash and cash equivalents at end of year	¥361,132	¥298,310

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Years ended March 31,
	2004	2003
Cash paid during the year for :
Interest	¥3,043	¥3,230
Income taxes	38,774	32,012

Acquisitions of businesses :
Fair value of assets acquired	¥56,506	¥32,015
Fair value of liabilities assumed	(19,804)	(22,584)
Investments accounted for by the equity method	(4,600)	—
Stock issuance for acquisition	(15,132)	(9,381)
Cash acquired	(14,699)	(4,108)

	¥2,271	¥(4,058)

SEGMENT INFORMATION

1. Operating segments :

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2004	2003
	Amount	Amount	Amount	%
Net sales :
Fine Ceramics Group	¥255,805	¥238,867	¥16,938	7.1
Electronic Device Group	256,906	227,962	28,944	12.7
Equipment Group	545,811	529,784	16,027	3.0
Others	100,505	85,084	15,421	18.1
Adjustments and eliminations	(18,213)	(11,927)	(6,286)	—

	¥1,140,814	¥1,069,770	¥71,044	6.6

Operating profit :
Fine Ceramics Group	¥31,139	¥18,797	¥12,342	65.7
Electronic Device Group	5,047	11,816	(6,769)	(57.3)
Equipment Group	31,257	40,020	(8,763)	(21.9)
Others	9,683	7,412	2,271	30.6

	77,126	78,045	(919)	(1.2)
Corporate	34,871	(5,619)	40,490	—
Equity in earnings of affiliates and unconsolidated subsidiaries	2,575	3,092	(517)	(16.7)
Adjustments and eliminations	468	519	(51)	(9.8)

Income before income taxes	¥115,040	¥76,037	¥39,003	51.3

Segment assets :
Fine Ceramics Group	¥194,073	¥179,052	¥15,021	8.4
Electronic Device Group	349,755	333,392	16,363	4.9
Equipment Group	315,851	280,848	35,003	12.5
Others	260,818	250,848	9,970	4.0

	1,120,497	1,044,140	76,357	7.3
Corporate	696,298	602,046	94,252	15.7
Investments in and advances to affiliates and unconsolidated subsidiaries	24,054	24,398	(344)	(1.4)
Adjustments and eliminations	(46,091)	(35,570)	(10,521)	—

Total assets	¥1,794,758	¥1,635,014	¥159,744	9.8

Depreciation and amortization :
Fine Ceramics Group	¥16,729	¥18,337	¥(1,608)	(8.8)
Electronic Device Group	23,323	25,870	(2,547)	(9.8)
Equipment Group	22,814	24,445	(1,631)	(6.7)
Others	4,838	4,090	748	18.3
Corporate	2,556	2,578	(22)	(0.9)

Total	¥70,260	¥75,320	¥(5,060)	(6.7)

Capital expenditures :
Fine Ceramics Group	¥13,307	¥8,095	¥5,212	64.4
Electronic Device Group	18,612	13,501	5,111	37.9
Equipment Group	18,303	13,311	4,992	37.5
Others	1,099	4,053	(2,954)	(72.9)
Corporate	3,616	1,654	1,962	118.6

Total	¥54,937	¥40,614	¥14,323	35.3

2. Geographic segments (Sales and operating profit by geographic area) :

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2004	2003
	Amount	Amount	Amount	%
Net sales :
Japan	¥519,532	¥489,408	¥30,124	6.2
Intra-group sales and transfer between geographic areas	284,346	244,316	40,030	16.4

	803,878	733,724	70,154	9.6

United States of America	313,007	307,298	5,709	1.9
Intra-group sales and transfer between geographic areas	20,815	23,415	(2,600)	(11.1)

	333,822	330,713	3,109	0.9

Asia	128,629	107,857	20,772	19.3
Intra-group sales and transfer between geographic areas	100,527	74,419	26,108	35.1

	229,156	182,276	46,880	25.7

Europe	161,364	151,525	9,839	6.5
Intra-group sales and transfer between geographic areas	32,918	29,666	3,252	11.0

	194,282	181,191	13,091	7.2

Others	18,282	13,682	4,600	33.6
Intra-group sales and transfer between geographic areas	7,686	8,269	(583)	(7.1)

	25,968	21,951	4,017	18.3

Adjustments and eliminations	(446,292)	(380,085)	(66,207)	—

	¥1,140,814	¥1,069,770	¥71,044	6.6

Operating profit :
Japan	¥89,193	¥75,621	¥13,572	17.9
United States of America	2,560	4,189	(1,629)	(38.9)
Asia	9,829	10,368	(539)	(5.2)
Europe	(17,601)	(9,595)	(8,006)	—
Others	1,042	842	200	23.8

	85,023	81,425	3,598	4.4
Adjustments and eliminations	(7,429)	(2,861)	(4,568)	—

	77,594	78,564	(970)	(1.2)
Corporate	34,871	(5,619)	40,490	—
Equity in earnings of affiliates and unconsolidated subsidiaries	2,575	3,092	(517)	(16.7)

Income before income taxes	¥115,040	¥76,037	¥39,003	51.3

3. Geographic segments (Sales by region) :

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%	Amount	%
Japan	¥456,807	40.0	¥423,190	39.6	¥33,617	7.9
United States of America	251,326	22.0	264,755	24.7	(13,429)	(5.1)
Asia	194,302	17.0	178,384	16.7	15,918	8.9
Europe	156,929	13.8	144,293	13.5	12,636	8.8
Others	81,450	7.2	59,148	5.5	22,302	37.7

Net sales	¥1,140,814	100.0	¥1,069,770	100.0	¥71,044	6.6

Sales outside Japan	¥684,007		¥646,580		¥37,427	5.8
Sales outside Japan ratio to net sales	60.0%		60.4%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost. Investments in debt and equity securities at March 31, 2004 and 2003, included in short-term investments (current assets) and securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	March 31,
	2004				2003
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥14,961	¥14,891	¥27	¥97	¥29,754	¥29,610	¥6	¥150
Other debt securities	33,100	29,793	11	3,318	36,927	32,566	4	4,365
Equity securities	261,037	363,548	102,568	57	259,942	212,902	2,671	49,711

Total available-for-sale securities	309,098	408,232	102,606	3,472	326,623	275,078	2,681	54,226

Held-to-maturity securities :
Corporate debt securities	—	—	—	—	19,240	19,190	0	50
Other debt securities	21,093	21,165	72	—	25,276	25,327	51	0

Total held-to-maturity securities	21,093	21,165	72	—	44,516	44,517	51	50

Total investments in debt and equity securities	¥330,191	¥429,397	¥102,678	¥3,472	¥371,139	¥319,595	¥2,732	¥54,276

Note:	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

AVX CORPORATION
KYOCERA WIRELESS CORPORATION
KYOCERA MITA CORPORATION
KYOCERA ELCO CORPORATION

Major affiliates accounted for by the equity method :
TAITO CORPORATION

2. Changes in scope of consolidation and application of the equity method : Consolidation
(Increase)	Established : 12	KYOCERA SLC TECHNOLOGIES CORP. and others

	Acquired : 10	KINSEKI, LTD. and others

(Decrease)	Liquidated : 5	KYOCERA TYCOM JAPAN INC. and others
Equity method

(Increase)	Participated : 2	WIRELESS LOGIX. INC. and other

(Decrease)	Moved to consolidation : 1
KINSEKI, LTD.

	Liquidated : 2	SANGA FOODS LTD. and other

	Sold : 2	SK TELETECH CO., LTD and other

3. Employee benefits plan

Kyocera adopts SFAS No. 87 for the calculation of employee benefits plan.

(Supplemental Information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, Kyocera Corporation and its certain domestic subsidiary were approved by the Ministry of the Health, Labour and Welfare for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion during the year ended March 31, 2004. Gain related to this separation was recognized upon completion of the transfer to the government of the substitutional portion of employee benefit obligation and related plan assets in accordance with accounting principles generally accepted in the United States of America. Please refer to the page 21 regarding to the impact of this gain upon the consolidated results for the year ended March 31, 2004.

After completion of the separation of the substitutional portion, Kyocera Corporation and its certain domestic subsidiary established their own benefit pension plans for employees. Benefits under those plans generally are based on the current rate of base salary, employee’s position, length of service and conditions at the time of retirement. Employees of some overseas subsidiaries of Kyocera Corporation are covered by non-contributory defined benefit pension plans.

NON-CONSOLIDATED FINANCIAL STATEMENTS

RESULTS FOR THE YEAR ENDED MARCH 31, 2004

KYOCERA CORPORATION

Kyocera Corporation

The non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the results for the year : April 27, 2004

Date of the general meeting of shareholders : June 25, 2004

1. Results for the year ended March 31, 2004 :

(1) Results of operations :

	Years ended March 31,
	2004		2003
Net sales	¥494,035 million		¥482,834 million
% change from the previous year		2.3%		(3.3)%
Profit from operations	41,222 million		42,407 million
% change from the previous year		(2.8)%		10.5%
Recurring profit	61,788 million		54,685 million
% change from the previous year		13.0%		(3.1)%
Net income	60,663 million		27,923 million
% change from the previous year		117.2%		(19.0)%

Earnings per share :
Basic	¥324.70		¥149.45
Diluted	¥324.69		—

Return on equity	6.4%		3.2%
Recurring profit to total assets	5.3%		5.0%
Recurring profit to net sales	12.5%		11.3%

Notes :

1. Average number of common stock outstanding during the year

Year ended March 31, 2004 :	186,644,145	shares
Year ended March 31, 2003 :	186,338,707	shares

2. Change in accounting policies : None

(2) Dividend information :

	Years ended March 31,
	2004	2003
Year-end dividends per share	¥30.00	¥30.00
Interim dividends per share	30.00	30.00
Annual dividends per share	60.00	60.00
Annual aggregate amount of dividends paid	11,249 million	11,099 million
Dividends to net income	18.5%	40.1%
Dividends to stockholders’ equity	1.1%	1.3%

(3) Financial position :

	March 31,
	2004		2003
Total assets	¥1,241,012	million	¥1,094,672	million
Stockholders’ equity	1,029,738	million	865,147	million

Stockholders’ equity to total assets	83.0%		79.0%

Stockholders’ equity per share	¥5,492.08		¥4,676.97

Notes : Total number of shares outstanding as of :
March 31, 2004	187,484,253	shares
March 31, 2003	184,964,360	shares

Total number of treasury stock as of :
March 31, 2004	3,825,037	shares
March 31, 2003	6,344,930	shares

2. Forecast for the year ending March 31, 2005 :

Year ending March 31, 2005
Net sales	¥562,000 million
Recurring profit	76,000 million
Net income	48,00 million
Annual dividends per share	60.00
Note : Forecast of earnings per share:	¥ 255.70

With regard to the forecasts set forth above, please refer to the accompanying “Forward Looking Statements” on page 17.

BALANCE SHEETS

ASSETS

	Yen in millions
	March 31,
	2004		2003		Increase (Decrease)
	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥192,928		¥208,418		¥(15,490)
Trade notes receivable	50,414		47,526		2,888
Trade accounts receivable	85,441		74,155		11,285
Marketable securities	—		14,649		(14,650)
Finished goods and merchandise	20,010		21,829		(1,819)
Raw materials	20,058		19,413		644
Work in process	21,904		19,838		2,065
Supplies	742		525		217
Deferred income taxes	10,806		28,592		(17,786)
Short-term loans	3,178		4,036		(858)
Other accounts receivable	5,772		2,737		3,034
Refundable income taxes	2,645		—		2,645
Other current assets	1,349		1,191		158
Allowances for doubtful accounts	(144)		(26)		(118)

Total current assets	415,103	33.4	442,887	40.5	(27,785)

Fixed assets :
Tangible fixed assets :
Buildings	36,499		38,924		(2,426)
Structures	2,275		2,451		(177)
Machinery and equipment	37,163		36,012		1,151
Vehicles	30		28		1
Tools, furniture and fixtures	9,232		9,016		215
Land	31,972		30,386		1,585
Construction in progress	1,634		650		984

Total tangible fixed assets	118,805	9.6	117,472	10.7	1,333

Intangible assets :
Patent rights and others	3,178		2,576		601

Total intangible assets	3,178	0.3	2,576	0.2	601

Investments and other assets :
Investments in securities	420,622		300,916		119,706
Investments in subsidiaries	242,929		194,160		48,768
Investments in subsidiaries other than equity securities	25,078		24,244		833
Long-term loans	10,540		10,456		84
Long-term prepaid expenses	6,791		3,935		2,855
Other investments	4,157		5,002		(845)
Allowances for doubtful accounts	(241)		(1,030)		789
Allowances for impairment loss on securities	(5,950)		(5,950)		—

Total investments and other assets	703,926	56.7	531,736	48.6	172,190

Total fixed assets	825,909	66.6	651,785	59.5	174,124

Total assets	¥1,241,012	100.0	¥1,094,672	100.0	¥146,339

LIABILITIES

	Yen in millions
	March 31,
	2004		2003		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥51,684		¥50,766		¥917
Other payables	14,012		63,600		(49,588)
Accrued expenses	6,355		7,571		(1,216)
Income taxes payables	45		8,500		(8,455)
Deposits received	2,176		2,722		(547)
Accrued bonuses	10,658		10,900		(242)
Provision for warranties	650		778		(128)
Provision for sales returns	184		217		(33)
Other current liabilities	52		201		(149)

Total current liabilities	85,816	6.9	145,257	13.3	(59,441)

Non-current liabilities :
Deferred income taxes	90,977		15,154		75,822
Accrued pension and severance costs	33,148		67,596		(34,448)
Directors’ retirement allowance	985		1,176		(190)
Other non-current liabilities	348		341		6

Total non-current liabilities	125,458	10.1	84,267	7.7	41,190

Total liabilities	211,274	17.0	229,525	21.0	(18,251)

STOCKHOLDERS’ EQUITY

Common stock	115,703	9.3	115,703	10.5	—
Additional paid-in capital	192,555	15.5	185,838	17.0	6,716
Retained earnings:
Legal reserves	17,207		17,206		—
Reserve for special depreciation	2,393		3,148		(756)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
General reserve	487,828		469,828		18,000
Unappropriated retained earnings	61,588		29,421		32,167

Total retained earnings	572,316	46.2	522,904	47.8	49,411

Net unrealized gain on other securities	180,520	14.5	92,735	8.5	87,785
Treasury stock, at cost	(31,356)	(2.5)	(52,033)	(4.8)	20,678

Total stockholders’ equity	1,029,738	83.0	865,147	79.0	164,590

Total liabilities and stockholders’ equity	¥1,241,012	100.0	¥1,094,672	100.0	¥146,339

STATEMENTS OF INCOME

	Yen in millions
	Years ended March 31,				Increase (Decrease)
	2004		2003
	Amount	%	Amount	%	Amount	%
Recurring profit and loss :
Operating income and expenses :
Net sales	¥494,035	100.0	¥482,834	100.0	¥11,201	2.3
Cost of sales	385,752	78.1	374,225	77.5	11,527	3.1
Selling, general and administrative expenses	67,061	13.6	66,201	13.7	860	1.3

Profit from operations	41,222	8.3	42,407	8.8	(1,186)	(2.8)

Non-operating income and expenses :
Non-operating income :
Interest and dividend income	17,757	3.6	13,472	2.8	4,284	31.8
Foreign currency transaction gains, net	1,267	0.3	—	—	1,267	—
Other non-operating income	4,666	0.9	6,105	1.2	(1,439)	(23.6)

Total non-operating income	23,690	4.8	19,577	4.0	4,112	21.0

Non-operating expenses :
Interest expense	16	0.0	19	0.0	(4)	(17.9)
Foreign currency transaction losses, net	—	—	4,650	1.0	(4,650)	—
Other non-operating expenses	3,108	0.6	2,631	0.5	477	18.1

Total non-operating expenses	3,124	0.6	7,300	1.5	(4,177)	(57.2)

Recurring profit	61,788	12.5	54,685	11.3	7,103	13.0

Non-recurring gain and loss :
Non-recurring gain	36,701	7.4	7,230	1.5	29,470	407.6
Non-recurring loss	1,414	0.3	13,339	2.7	(11,926)	(89.4)

Income before income taxes	97,075	19.6	48,576	10.1	48,499	99.8
Income taxes—current	3,807	0.7	13,046	2.7	(9,240)	(70.8)
Income taxes—deferred	32,605	6.6	7,605	1.6	25,000	328.7

Net income	60,663	12.3	27,923	5.8	32,739	117.2

Unappropriated retained earnings brought forward from the previous year	6,553		7,048
Net realized loss on treasury stock, at cost	3		0
Interim dividends	5,625		5,550

Unappropriated retained earnings at the end of the year	¥61,588		¥29,421

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	Yen in millions
	Years ended March 31,		Increase (Decrease)
	2004	2003
Unappropriated retained earnings	¥61,588	¥29,421	¥32,167
Reversal of reserves :
Reversal of reserve for special depreciation	710	841	(132)

Total	62,298	30,262	32,035

To be appropriated as follows :
Dividends (30 yen per share)	5,624	5,548	76
Directors’ bonuses (Note)	60	75	(15)
Reserve for special depreciation	321	86	234
General reserve	48,000	18,000	30,000

Unappropriated retained earnings carried forward to the next year	¥8,293	¥6,552	¥1,740

Note:	Corporate auditors’ bonuses of 6 million yen and 3 million yen are included in directors’ bonuses in 2004 and 2003, respectively.

1. Summary of significant accounting policies :

(1)	Valuation of securities :
Held-to-maturity securities :	Amortized cost method
Investments in subsidiaries and affiliates :	Cost determined by the moving average method

                    Other securities

Marketable :	Based on market price of balance sheet date (Unrealized gains and losses on those securities are reported in the stockholders’ equity and cost is determined by the moving average method.)
Non-marketable :	Cost determined by the moving average method

(2)	Valuation of derivative financial instruments : Mark-to-market method

(3)	Valuation of inventories :

                    Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

                    Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at cost which is determined by the last purchase method.

Raw materials for telecommunications equipment are valued at cost which is determined by the first-in, first-out method.

(4)	Depreciation of fixed assets :

                    Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows :

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

                    Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

(5)	Accounting for allowance and accruals :

                    Allowances for doubtful accounts :

Allowances for doubtful accounts are provided based on the past actual ratio of losses on bad debts in addition to estimation of uncollectable amount based on the analysis of certain individual receivables.

                    Allowances for impairment losses on securities :

Allowances for impairment losses on securities are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

                    Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

                    Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end. Unrecognized prior year service cost is amortized over estimated average remaining service period of employees by using the straight-line method. Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

                    (Supplemental information)

As a result of enactment of the “Defined Contribution Corporate Pension Plan Law”, Kyocera Corporation was approved by the Ministry of the Health, Labour and Welfare for the transfer to the government of the obligation for benefits related to past employee service under the substitutional portion of employee benefit obligation on December 1, 2003. Kyocera Corporation transfered to the government the substitutional portion of employee benefit obligation and related plan assets on March 11, 2004. Gain of 32,721 million yen on the transfer was included in non-recurring gain for the year ended March 31,2004.

(6)	Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(7) Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

(8) Consumption taxes are separately identified from each transaction.

2. Notes to the balance sheets :

	Yen in millions
	March 31,
	2004	2003
(1) Accumulated depreciation of tangible fixed assets	¥318,482	¥312,256
(2) Time deposit pledged as collateral	—	¥ 56,368
(3) Discounted trade notes receivable	—	¥ 16
(4) Guarantee	¥ 34,049	¥ 22,844

3. Notes to the statements of income :

(1) Major items in non-recurring gain and loss :

Yen in millions
Years ended March 31,
	2004	2003
1) Non-recurring gain :
Settlement gain for a substitutional portion of employee benefit obligation	¥ 32,721	—
Gain on sale of investment in an affiliate	¥ 3,670	—
Gain on disposal of tangible fixed assets	¥ 309	¥ 365
Reversal of allowance for doubtful accounts	¥ 0	¥ 6,651

2) Non-recurring loss :
Loss on disposal of tangible fixed assets	¥ 791	¥ 1,205
Loss on devaluation of investment in securities	¥ 617	¥ 6,180
Allowance for impairment loss on investment in subsidiary	—	¥ 5,950

(2) Depreciation and amortization :

	Yen in millions
	Years ended March 31,
	2004	2003
Tangible fixed assets	¥ 26,323	¥ 28,357
Intangible assets	¥ 1,673	¥ 2,168

4. Note for marketable securities :

Market value for investment in subsidiaries and affiliates :

	Yen in millions
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥210,168	¥144,264

Investment in affiliates	¥ 6,541	¥ 20,789	¥ 14,248

5. Significant subsequent events :

To enhance the synergetic effects of Kyocera Group and to further boost the crystal related business, Kinseki, LTD (On August 1, 2003, that was made a wholly-owned subsidiary) and Kyocera Corporation reorganized the crystal related business on April 1, 2004. In details, Kinseki's marketing division was transferred into the marketing division of the electronic components business of Kyocera Corporation, and the manufacturing division of the crystal components related business of Kyocera Corporation was transferred to Kinseki, LTD. Accompanying this diversion, Kinseki, LTD changed its name to Kyocera Kinseki Corporation on April 1, 2004. On April 1, 2004, in gathering managerial resources of Kyocera Group and to enhance the synergetic effects of Kyocera Group and to further boost the organic package division, organic package division of Kyocera Corporation was transferred into Kyocera SLC Technologies Corporation (On September 1, 2003, that was made a wholly-owned subsidiary).

PLANNED CHANGE OF CORPORATE AUDITORS AND EXECUTIVE OFFICERS

1. Planned Change of Corporate Auditors

    Retiring Corporate Auditor (the date of resignation : June 25, 2004 )

    Current Full-time Corporate Auditor : Yuji Ito

2. Planned Change of Executive Officers

(1) Candidates for Executive Officers (the date of appointment : July 1, 2004)

Name	New Title (New Undertaking)
Yasushi Matsumura	Executive Officer
(General Manager of Liquid Crystal Display Division)
Toshimi Gejima	Executive Officer
(General Manager of Automotive Components Division)
Michiaki Furuhashi	Executive Officer
(General Manager of General Affairs Division)

(2) Retiring Directors (the date of resignation : June 30, 2004)

Name	Current Title
Masahiro Inoue	Managing Executive Officer
Masato Takeda	Senior Executive Officer
Koji Mae	Senior Executive Officer
Shigeru Osaka	Executive Officer
Hidenori Miyata	Executive Officer

Masahiro Inoue shall be Representative Director and President of Kyocera Optec Co., LTD. He shall continue General Manager of Corporate Optical Equipment Division of Kyocera Corporation. Masato Takeda shall be Adviser of Corporate R&D Division for Components and Devices of Kyocera Corporation. Koji Mae shall be Representative Director and President of Kyocera SLC Technologies Corporation. Shigeru Osaka shall be continuing General Manager of Business Strategy Division of Kyocera Corporation. Hidenori Miyata shall be Representative Director and President of Kyocera Display Institute Co., LTD.

(Translation)

To All Persons Concerned	April 27, 2004

Name of Listed Company:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

Code number:	6971

Person for inquiry:	Hideki Ishida, Managing Executive Officer

Notice relating to Stock Options (Stock Acquisition Rights)

Notice is hereby given that the Company, at the meeting of its Board of Directors held on April 27, 2004, resolved the Company shall propose to the 50th Ordinary General Meeting of Shareholders of the Company, to be held on June 25, 2004, that the Company issue stock acquisition rights, for the purpose of enabling the grant of stock options pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan.

1.	Reason for the Issuance of Stock Acquisition Rights with Specially Favorable Conditions to Parties other than Shareholders

The issuance of stock acquisition rights without any consideration is intended to enable the grant of stock options (i) to Directors, Executive Officers and employees of the Company and its subsidiaries, in order to enhance the incentive to participate in the management of group companies, to facilitate improvement in the performance of the Company, and to provide increased incentive for contribution thereto and (ii) to Corporate Auditors of the Company and its subsidiaries in order to enhance moral when conducting audits and with the objective of achieving healthy management of group companies.

2.	Outline of Issuance of Stock Acquisition Rights

(1)	Parties to whom stock acquisition rights will be allocated

Persons approved by the Board of Directors of the Company from among the Directors, Corporate Auditors, Executive Officers and employees of the Company and its subsidiaries.

(2)	Kind and number of shares to be issued upon exercise of stock acquisition rights

Up to 1,500,000 shares of Common Stock of the Company.

Provided that when the Company makes stock split or stock consolidations, adjustment shall be made in accordance with the following formula. Such adjustment shall be made only with respect to the number of shares to be issued upon exercise of the stock acquisition rights not yet exercised at the time of such adjustment and any number of shares less than one share resulting from such adjustment shall be disregarded.

Number of shares after adjustment	=	Number of shares before adjustment	x	Split ratio (or consolidation ratio)

When certain event happens which requires adjustment of the number of shares to be issued upon exercise, including the merger and corporate split, the number of shares to be issued upon exercise shall be reasonably adjusted taking into consideration of the terms and conditions of such merger and corporate split.

(3)	Number of stock acquisition rights to be issued

Up to 15,000 (one stock acquisition right will entitle the holder thereof to acquire 100 shares) provided that when adjustment set out in (2) above is made, such number shall be also adjusted accordingly.

(4)	Issue price of stock acquisition rights

None

(5)	Amount to be paid in upon exercise of stock acquisition rights

The amount to be paid in upon exercise of each stock acquisition right shall be the amount of the acquisition price per share (the “Exercise Price”) multiplied by the number of shares to be issued upon exercise of each stock acquisition right, as provided for in (3) above.

The Exercise Price shall be the average of the closing price of the shares of the Common Stock of the Company at the Tokyo Stock Exchange (regular way) on each day (excluding any day on which there is no closing price of the shares of the Company) during the month immediately preceding the month in which the stock acquisition rights are issued, multiplied by 1.1 and rounded up to the nearest one (1) yen; provided, however, that in the event such amount is less than the closing price of the shares of Common Stock of the Company on the day of issuance of the stock acquisition rights (if there is no closing price on such day, on the day immediately preceding such day), the Exercise Price shall be the closing price on the day of issuance of the stock acquisition rights.

Provided that when the Company makes stock split or stock consolidations after issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1

Split ratio (or consolidation ratio)

Provided, further, that in the event of any issuance by the Company of new shares or any disposition of its own shares of Common Stock at a price less than the market price thereof (excluding issuance or disposition as a result of exercise of the stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula and rounded up to the nearest one (1) yen.

						Increase in number of shares as a result of new issue	x	Issue price per share
Number of shares in issued
Exercise Price after adjustment	=	Exercise Price before adjustment	x		+	Market price per share prior to new issue

				Number of shares + in issue				Increase in number of shares as a result of new issue

(6)	Exercise period for stock acquisition rights

From October 1, 2004 to September 30, 2008

(7)	Conditions for exercise of stock acquisition rights
(i)	In order to exercise stock acquisition rights, the person who has been allocated such stock acquisition rights (the “Acquisition Rights Holder”) must be a Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof at the time of exercise.

(ii)	In the event of the death of the Acquisition Rights Holder, the heir(s) thereof may exercise inherited stock acquisition rights for a period of 6 months (or until the date of expiration of the exercise period thereof, if such date comes earlier), up to the maximum number of stock acquisition rights the deceased could have exercised at the time of death.

(iii)	Upon approval by the Bonus Committee of the Company, the exercise of stock acquisition rights may be permitted under conditions different from those described in (i) and (ii) above.

(iv)	Other terms and conditions shall be provided for in an agreement between the Company and each Acquisition Rights Holder, pursuant to resolutions of this Ordinary General Meeting of Shareholders and the Board of Directors of the Company.

(8)	Cancellation of stock acquisition rights and conditions thereof
(i)	In the event that stock acquisition rights cease to be exercisable due to failure by Acquisition Rights Holder or heir thereof to satisfy conditions set forth in (7) above prior to exercise thereof, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(ii)	When a resolution was adopted at the General Shareholders Meeting of the Company to approve the merger agreement pursuant to which the Company is merged, or when a resolution at the General Shareholders Meeting of the Company to approve the stock swap agreement or stock transfer pursuant to which the Company will become a wholly owned subsidiary, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(iii)	When the Acquisition Rights Holder or heir thereof waives all or part of such stock acquisition rights, the Company shall be entitled to cancel such stock acquisition rights without any consideration therefor.

(iv)	In addition to the above, the Company shall be entitled to cancel the stock acquisition rights without any consideration therefor.

(9)	Restriction on transfer of the stock acquisition rights

Transfer of stock acquisition rights shall be subject to approval at the meeting of the Board of Directors of the Company.